Exhibit 4.25

Lan Huang, Ph.D. Chief Executive Officer BeyondSpring Pharmaceuticals, Inc. 28 Liberty Street, 39th Floor New York, NY 10005 Tel: 646.305.6387

January 1, 2020

RE:	ANNUAL SALARY RAISE
Gordon Schooley

Dear Gordon,

We are pleased to offer you an increase in your annual base salary from $250,000.00 to $300,000.00. In addition, we are increasing your annual bonus opportunity from 30% of annual salary to 35% of annual salary (otherwise subject to the same terms and conditions in your Employment Agreement (defined below). This change will take effect on January 1, 2020.

Except as expressly provided in this letter, your employment agreement with BeyondSpring Pharmaceuticals, Inc., dated as of June 16, 2016, as amended by that amendment dated as of November 10, 2016, (your “Employment Agreement”) shall remain in full force and effect.

Again, congratulations on your achievement and we wish you all the very best in the coming years. Please let me know if you have any questions regarding your new compensation package.

Sincerely,

/s/ Lan Huang
Lan Huang, Ph.D.

Agreed:

/s/ Gordon Schooley
Gordon Schooley